EXHIBIT 99.2
An FCStone Group, Inc. Company
2206 Eastland Drive
Building 200, Suite 201
Bloomington, Illinois 61704
Phone: (309) 664-5604; Fax: (309) 664-5095
January 3, 2006

TO:	Mr. Steve Dietz
Hometown Energy, LLC
FROM:	Larry Shonkwiler
SUBJECT:	New Hampton, Iowa Corn Origination Potential/Basis Impact & DDG Price Forecast
Executive Summary
The purpose of this analysis is to assist Hometown Energy LLC, an Iowa ethanol group, in evaluating the market potential for a proposed ethanol plant of either 50 or 100 million gallons per year near New Hampton, Iowa. The study found the following:
•	Within a 30-mile radius, there are 2 plants currently in operation which will have an impact on the proposed plant’s origination but are physically outside the arbitrary 30 mile radius. No plants are currently under construction but there are two plants in the proposal stage. Estimated annual ethanol corn demand from other plants at this level is 107 million bushels;

•	A radius of 30 to 50 miles includes 7 plants which are currently in operation. However, the computed travel distance between each of these and the New Hampton location ranges from a minimum of 71 miles (Iowa Ethanol LLC at Hanlontown) to a high of 96 miles. Two plants are under construction. There are no known proposed plants in this radius level at this time. Ethanol plants within this area are expected to consume approximately 207 million bushels of corn annually;

•	Within 50-100 miles, 16 plants are in operating with a total production capacity of 641 million gallons per year. Six more plants are under construction and these facilities have an estimated capacity of 365 million gallons. Three plants with a capacity of 260 million gallons are in the proposal stage. Total corn demand would therefore be approximately 400-410 million bushels annually at the 50-100 mile radius level;

•	Based on the expected configuration of existing/planned ethanol facilities, New Hampton’s origination area is likely to be heavily oriented to the northeast, east and southeast. At an average distance of 44 miles (See Table 4), the facility is expected to have access for approximately 66.7 million bushels of corn;

•	Discussions with knowledgeable merchandising personnel indicate a draw area approaching 75 miles is not considered unusual for Iowa and Minnesota. This is largely the result of a generally good highway system; limited rail availability and the uncompetitive nature of rail versus truck movement over this distance;

•	Estimated corn production within the above area is approximately 435 million bushels and using average beginning stocks of 93 million results in a “typical” supply of 528 million bushels;

•	Annual feed use for the area is estimated at 113 million and existing/planned ethanol demand is expected to consume another 147 million bushels, leaving an implied exportable surplus (or quantity available for additional local ethanol use) of approximately 175 million bushels;

•	The current estimated stocks-to-use ratio for the area is 21.5%. A 50 mgpy plant would lower this ratio to 16.5% and add an estimated 4.9 cents to local basis values. A 100 mgpy plant would reduce the stocks-to-use ratio to 12.0% and add another 2 1/4 cents to area basis values. Average producer prices would therefore, increase from a 10-year average of $2.27 per bushel, to $2.32 in the former case and to $2.34 in the latter;

•	However, should U.S. yield technology continue at the rate realized during the past 25 years, increases in corn yields may offset the area’s higher demand requirements;

•	The price of Distillers Dried Grains (DDGS) was analyzed during the past 15 years and found to be more closely correlated with corn rather than soybean meal prices. However, the latter may serve to set establish the upper and lower bounds of DDG prices. Using USDA baseline projections for corn and soybean meal prices through the 2014/15 crop year, the assumption of increased ethanol production at a fairly conservative 25 million gallons per year was estimated to keep DDG prices in a range of $71.50 and $82.23 per ton.
Introduction
This study has been prepared at the request of Mr. Steve Dietz of Hometown Energy LLC. Hometown is a start-up ethanol company which is considering locating a plant in northeastern Iowa. The tentative site identified for this study is situated near the town of New Hampton, in Chickasaw County. Objectives of the study are several-fold:
•	Identify corn production in areas potentially tributary to the plant;

•	Determine feed demand by county, using standard consumption rates according to class of livestock or poultry;

•	Account for current and/or planned corn requirements from competing ethanol facilities;

•	Compute the net corn balance available to the plant assuming origination radiuses of 30, 50 and 100 miles;

•	Identify the likely flow of corn to the plant in view of existing and planned facilities;

•	Estimate the impact of additional ethanol demand on local corn prices and basis levels;

•	Estimate the impact of higher ethanol production on the price of distillers dried grains (DDGs).
Tables 1 through 3 provide a summary of (1) current operating ethanol plants (identified by red dots in the map which follows); (2) plants under construction (identified by blue dots); and (3) proposed ethanol plants (green), as of early December 2005. Within a 30-mile radius, there are 2 plants currently in operation which will have an impact on the proposed plant’s origination but are physically outside the arbitrary 30 mile radius. These include a 100 million gallon per year plant some 50 miles to the west at Mason City, Iowa and a 40 million gallon per year plant approximately 59 miles north/north-east of New Hampton at Preston, Minnesota,
No plants are currently under construction but there are two plants in the proposal stage. These include a 100 million gallon per year Verasun plant 19 miles to the west at Charles City and a 50 million gallon per year plant some 52 miles to the west in Mitchell County near St. Ansgar.
Table 1: Ethanol Plants—30 Mile Radius of New Hampton

Company	City	County	State	MGPY	Distance	1/2 WAY
Operating-Red
Golden Grain Energy, LLC	Mason City	Cerro Gordo	IA	100	50	25
Pro-Corn LLC	Preston	Fillmore	MN	40	59	30
Under Construction-Blue

Proposed-Green
Verasun	Charles City	Floyd	IA	100	19	10
Absolute Energy	St. Ansgar	Mitchell	IA	50	52	26

Grand Total				290
Corn (2.7)				107

Total annual capacity of the 4 plants impacting the 30-mile origination area is 290 million gallons. Estimated annual corn demand is therefore 107 million bushels, using a 2.7:1 conversion ratio.
Expanding the origination area from 30 to 50 miles brings an additional 7 plants which are currently in operation. However, the computed travel distance between each of these and the New Hampton location is a minimum of 71 miles (Iowa Ethanol LLC at Hanlontown) up to 96 miles (ADM, Cedar Rapids; EXOL, Inc. at Albert Lea, Minnesota. Two plants are known to be under construction. These include Hawkeye Renewables’ 100 mgpy plant at Fairbanks, which is located 45 miles to the south/southeast in Buchanan County and a 50 million plant some 109 miles to the southwest at Goldfield, Iowa in Wright County. There are no known proposed plants in this radius level at this time. Total ethanol production capacity is 560 million gallons per year, equivalent to 207 million bushels of corn.
Table 2: Ethanol Plants—50 Mile Radius of New Hampton

Company	City	County	State	MGPY	Distance	1/2 WAY
Operating-Red
Iowa Ethanol, LLC	Hanlontown	Worth	IA	55	71	36
Corn Plus	Winnebago	Faribault	MN	44	81	41
Pine Lake Ethanol	SteamboatRock	Hardin	IA	20	84	42
Hawkeye Renewables	Iowa Falls	Hardin	IA	45	89	45
Xethanol Biofuels, LLC	Blairstown	Benton	IA	6	95	48
ADM (4)	Cedar Rapids	Linn	IA	200	96	48
EXOL, INC.	Albert Lea	Freeborn	MN	40	96	48

Under Construction-Blue
Hawkeye Renewables	Fairbanks	Buchanan	IA	100	45	23
CORN	Goldfield	Wright	IA	50	109	55

Proposed-Green
Grand Total				560
Corn (2.7)				207
Within 50-100 miles, 16 plants are in operating with a total production capacity of 641 million gallons per year. Six more plants are under construction and these facilities have an estimated capacity of 365 million gallons. Three plants with a capacity of 260 million gallons are in the proposal stage. Total capacity at the 50-100 mile radius level is 1.1 billion gallons, or the equivalent of approximately 409 million bushels of corn demand annually.
Table 3: Ethanol Plants—100 Mile Radius of New Hampton

Company	City	County	State	MGPY	Distance	1/2 WAY
Operating-Red
	City	County	State	MGPY	Distance	1/2 WAY
Al-Corn Clean Fuel	Claremont	Dodge	MN	36	102	51
Permeate Refining	Hopkinton	Delaware	IA	2	106	53
Midwest Grain Processors	Lakota	Kossuth	IA	100	120	60
Voyager Ethanol	Emmetsburg	Palo Alto	IA	50	129	65
Verasun (2)	Fort Dodge	Webster	IA	110	142	71
Cargill, INC (2)	Eddyville	Mahaska	IA	35	150	75
NorthStar Ethanol, LLC	Lake Crystal	Blue Earth	MN	50	172	86
Otter Creek Ethanol, LLC	Ashton	Osceola	IA	55	198	99
Ethanol2000	Bingham Lake	Cottonwood	MN	30	206	103
Quad-County Corn s	Galva	Ida	IA	25	207	104
Tall Corn Ethanol LLC	Coon Rapids	Carroll	IA	49	209	105
Minnesota Energy	Buffalo Lake	Renville	MN	18	244	122
Heartland Corn Products	Winthrop	Sibley	MN	36	245	123
Agri-Energy, LLC	Luverne	Rock	MN	21	246	123
Land O Lakes	Melrose	Stearns	MN	3	287	144
Central Minnesota Ethanol	Little Falls	Morrison	MN	21	288	144

Company	City	County	State	MGPY	Distance	1/2 WAY
Under Construction-Blue
Horizon Ethanol	Jewell	Hamilton	IA	60	119	60
Lincolnway Ethanol	Nevada	Story	IA	50	144	72
Frontier Ethanol, LLC	Gowrie	Webster	IA	60	153	77
U.S. Bio Albert City	Albert City	Pocahontas	IA	100	165	83
Heron Lake BioEnergy, LLC	Heron Lake		MN	50	212	106
Bushmills	Atwater	Kandiyohi	MN	45	266	133

Proposed-Green
US Bio Energy	Janesville	Waseca	MN	100	151	76
Biofuel Solutions	Fairmont	Martin	MN	110	157	79
Broin	Corning	Webster	IA	50	268	134

Grand Total				1,105
Corn (2.7)				409
Map I immediately below presents a summary of the plants listed above, in the context of 30, 50 and 100 mile radiuses from the proposed site at New Hampton. As the map suggests, the plants are heavily concentrated to the northwest, west and southwest of New Hampton while the area between New Hampton and say, the Mississippi River affords virtually no competition from other ethanol plants.
Map I: 30, 50 & 100 Mile Corn Origination Radius

Note:	Red:	Operating;
	Blue:	Under Construction;
	Green:	Proposed Plants.
Table 4 attempts to expand the discussion regarding the above origination potential. Shown below are the following:
•	Column (1) identifies the county;

•	Columns (2) through (4) present each county’s balance (after local feed and ethanol corn demand is deducted) at the 30, 50 and 100 mile distances from the plant;

•	Column 5 shows the approximate distance of the county from the New Hampton site, using a major centrally-located town as a reference point;

•	Based on the above map, location of competing facilities and the proximity of other markets (Mississippi River barge market, for example), the 50-mile radius appears to be most representative of the distance from which the proposed plant can expect to draw corn. Column 6 provides an estimate of each county’s available corn surplus at the 50-mile level. For example, Chickasaw county is estimated to have a net surplus of 12.969 million bushels. Floyd county, on the other hand, has a proposed 100 mbpy plant 19 miles away at Charles City which effectively leaves that county deficit 22.1 million bushels. The cumulative balance for these two counties is therefore, (9.1) million bushels. Inclusion of other counties such as Howard, Bremer, Winneshiek, Mitchell, Fayette and Black Hawk brings the cumulative corn balance to 53.9 million bushels, at a distance of 44 miles.
•	Column 7 indicates whether or not there is an ethanol plant (operating, under construction or proposed) for each county listed.

•	Column 8 shows the estimated corn balance for each county the New Hampton plant is expected to potentially draw from. Note Floyd, Mitchell and Black Hawk are all excluded due to the proximity of other plants.

•	Column 9 gives the cumulative balance for New Hampton’s likely corn origination area. At a distance of 44 miles (column 4), the facility is expected to have access for approximately 66.7 million bushels of corn, competing almost exclusively with the river export market.
Table 4: New Hampton Likely Corn Origination Area

(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
		Draw		Approx	50		County	Cumulative
County	30	50	100	Miles	Cumulative	Plant	Balance	Balance
Chickasaw	12,969	12,969	12,969	0	12,969	50/100 P	12,969	12,969
Floyd	(25,096)	(22,110)	(22,110)	19	(9,141)	100 P		12,969
Howard	9,966	11,073	11,073	28	1,932	No	11,073	24,042
Bremer	13,576	13,576	13,576	32	15,508	No	13,576	37,618
Winneshiek	4,429	11,071	11,071	38	26,579	No	11,071	48,689
Mitchell	(14,197)	(6,171)	(6,171)	41	20,408	50 P		48,689
Fayette	9,024	18,049	18,049	42	38,456	No	18,049	66,738
Black Hawk		15,436	17,151	44	53,893	No		66,738
Allamakee		1,913	3,826	54	55,805	No	1,913	68,651
Clayton		4,652	11,631	57	60,458	No	4,652	73,303
Map II: Eastern Origination Potential Should Benefit New Hampton Plant

Corn Production by County
As a part of this study, corn origination areas based on 30, 50 and 100 miles were developed and the counties lying within those distances were identified. Average corn production for the the 95-99 and 2000-04 crop years was computed along with the corresponding change. This information is provided in Tables 5 and 6 below for Iowa, Minnesota and Wisconsin. In the case of the latter, only a limited amount of corn was expected to move across the Mississippi River to the plant. As a result, only production for the latter period is shown. Counties highlighted are taken from the above discussion and it should be noted that they have typically seen more modest production gains between the two periods covered than those counties located further west.
Table 5: Iowa County Corn Production (000 bu)

	95-99	00-04			95-99	00-04
County	Average	Average	Change	County	Average	Average	Change
Chickasaw	17,318,600	18,022,800	704,200	Linn	19,147,600	21,838,000	2,690,400
Floyd	19,489,800	19,679,000	189,200	Marshall	19,763,600	23,039,200	3,275,600
Howard	15,744,800	15,522,400	-222,400	Dubuque	17,115,600	17,734,200	618,600
Bremer	16,687,400	17,627,600	940,200	Poweshiek	15,393,800	19,551,600	4,157,800
Winneshiek	18,322,400	18,111,000	-211,400	Wright	24,225,000	27,510,000	3,285,000
Mitchell	19,230,200	19,867,200	637,000	Hamilton	24,941,800	27,490,400	2,548,600
Fayette	26,066,000	26,074,600	8,600	Kossuth	42,548,000	47,220,200	4,672,200
Black Hawk	20,055,600	21,239,600	1,184,000	Johnson	13,296,000	16,167,800	2,871,800
Allamakee	9,546,800	9,340,400	-206,400	Jones	20,449,200	21,261,600	812,400
Clayton	20,374,600	20,094,000	-280,600	Humboldt	18,353,600	20,480,800	2,127,200
Cerro Gordo	21,426,400	24,599,200	3,172,800	Jasper	22,778,200	26,046,200	3,268,000
Buchanan	22,418,200	24,675,600	2,257,400	Hancock	23,774,800	26,066,600	2,291,800
Benton	24,787,000	28,437,400	3,650,400	Cedar	21,495,200	24,233,200	2,738,000
Grundy	21,674,800	25,142,200	3,467,400	Iowa	14,917,400	17,609,200	2,691,800
Franklin	24,047,000	26,839,200	2,792,200	Webster	27,438,200	31,197,400	3,759,200
Tama	21,644,000	24,983,200	3,339,200	Story	23,108,800	25,343,200	2,234,400
Worth	15,528,400	16,299,200	770,800	Jackson	12,576,200	13,294,000	717,800
Winnebago	17,888,800	18,576,200	687,400	Polk	13,813,600	14,291,200	477,600
Hardin	23,535,000	26,610,400	3,075,400	Boone	21,444,000	23,077,400	1,633,400
Delaware	24,627,800	25,701,800	1,074,000	Butler	20,686,200	22,700,400	2,014,200
Table 6: Minnesota & Wisconsin County Corn Production (000 bu)

Minnesota	95-99	00-04		Wisconsin	95-99	00-04
County	Average	Average	Change	County	Average	Average	Change
Faribault	29,291,620	31,084,660	1,793,040	Buffalo		6,718,600
Freeborn	25,372,740	27,523,480	2,150,740	La Crosse		3,702,600
Rice	11,550,780	11,692,600	141,820	Trempealeau		8,004,000
Steele	15,035,600	15,524,780	489,180	Crawford		3,326,600
Dodge	15,082,900	16,337,620	1,254,720	Vernon		5,566,200
Fillmore	20,552,540	21,918,180	1,365,640	Monroe		5,244,600
Goodhue	18,464,160	19,987,400	1,523,240	Richland		3,315,600
Houston	8,768,960	7,281,380	-1,487,580	Iowa		6,825,000
Mower	25,285,780	26,321,160	1,035,380	Grant		18,871,400
Olmsted	14,708,240	15,876,700	1,168,460
Wabasha	10,790,180	11,790,540	1,000,360
Winona	10,736,140	10,649,020	-87,120
Waseca	17,012,080	18,046,800	1,034,720

Tables 7, 8 and 9 present summary data on livestock and poultry numbers as well as a corn balance for each county once local feed demand is accounted for. The following consumption rates were utilized and all livestock data was taken from the 1997 and 2002 Agricultural Census, which reports county level numbers.

All Cattle:	50 bushels per unit of inventory;
All Hogs:	9 bushels per unit sold;
Broilers:	.1116 bushels per unit sold; and
Turkeys:	.4286 bushels per unit sold.
Animal numbers were then multiplied by the above factors and subtracted from the 1999-2004 average corn production figure developed for each county. The resulting “balance” is shown for each in the tables below.
Table 7: Iowa County Livestock Numbers

	Cattle	Cattle	Hogs Sold	Hogs Sold	Broilers		Broilers	2002
	1997	2002	1997	2002	1997		2002	Balance
Chickasaw	40,140	34,810	279,797	368,129	(D	)	864	12,969
Floyd	16,798	17,099	241,443	432,514	(D	)	41,911	14,927
Howard	30,882	31,766	176,495	317,073	325		63,523	11,073
Bremer	25,689	21,479	204,599	330,867	1,541		2,000	13,576
Winneshiek	81,671	81,808	241,844	324,531	475		255,750	11,071
Mitchell	45,239	44,408	489,735	587,440	(D	)	112,854	12,347
Fayette	59,109	54,698	505,751	587,887	315		815	18,049
Black Hawk	17,019	14,833	296,862	371,830	2,651		1,445	17,151
Allamakee	69,656	68,920	143,677	229,844	0		0	3,826
Clayton	84,114	81,839	433,048	484,848	3,050		68,809	11,631
Cerro Gordo	9,380	10,975	285,987	322,247	(D	)	926	21,150
Buchanan	28,606	21,600	397,000	552,193	118,225		617,665	18,557
Benton	40,919	36,452	199,200	213,656	8,203		7,365	24,691
Grundy	20,361	16,461	277,678	374,104	2,715		1,275	20,952
Franklin	19,546	16,629	341,135	768,852	1,437		265	19,088
Tama	34,519	34,522	202,368	194,837	1,104		475	21,504
Worth	9,908	7,706	80,664	97,119	930		189	15,040
Winnebago	6,099	6,473	103,133	271,393	(D	)	789	15,810
Hardin	20,275	19,839	768,467	1,693,130	708		935	10,380
Delaware	70,147	75,243	635,500	657,774	265		201	16,020
Table 7: Iowa County Livestock Numbers (continued)

	Cattle	Cattle	Hogs Sold	Hogs Sold	Broilers		Broilers	2002
	1997	2002	1997	2002	1997		2002	Balance
Linn	37,589	33,007	132,215	144,113	1,858		2,462	18,890
Marshall	26,362	19,576	221,852	412,195	1,645		500	18,351
Dubuque	112,834	103,537	420,302	344,235	687		385	9,459
Poweshiek	40,175	40,015	225,372	89,121	105		417	16,749
Wright	5,349	4,855	486,380	934,964	(D	)	415	18,853
Hamilton	5,211	5,593	888,179	1,270,158	(D	)	0	15,779
Kossuth	30,385	31,462	653,397	991,508	8,142		310	36,723
Johnson	38,579	34,437	228,384	253,619	10,537		31,322	12,160
Jones	62,399	57,416	286,727	239,410	1,176		7,700	16,235
Humboldt	12,754	11,677	182,196	393,986	0		1,415	16,351
Jasper	46,318	39,276	433,896	491,699	3,031		3,266	19,657
Hancock	11,784	9,669	321,287	592,582	(D	)	1,050	20,250
Cedar	30,252	22,194	283,284	351,223	1,011		761	19,962
Iowa	44,875	44,095	225,298	265,707	485		2,580	13,013
Webster	13,034	7,423	268,209	524,828	(D	)	0	26,103
Story	17,898	16,040	182,595	155,492	4,300		3,893	23,141
Jackson	91,157	92,027	159,963	148,421	2,150		0	7,357
Polk	9,678	10,836	43,803	49,805	6,605		1,834	13,301
Boone	17,178	17,309	199,402	126,090	1,653		720	21,077
Butler	21,995	19,103	319,589	511,508	9,773		1,044	17,142

Table 8: Minnesota County Livestock & Poultry Numbers

			Hogs	Hogs	Broilers	Broilers	Turkeys		Turkeys
	Cattle	Cattle	Sold	Sold	Sold	Sold	Sold		Sold	Balance
	1997	2002	1997	2002	1997	2002	1997		2002	2002
Faribault	13,987	12,684	402,861	609,939	(D )	750	0		31	24,961
Freeborn	14,327	15,362	444,770	672,221	3,903	3500	(D	)	34,054	20,690
Rice	28,843	25,764	411,856	312,814	3,615	3,855	(D	)	0	7,589
Steele	18,029	19,544	154,888	303,994	1,201	2,683	355,792		291,906	11,686
Dodge	22,797	22,000	207,899	407,197	149	1,630	(D	)	302,104	11,443
Fillmore	72,870	72,249	252,874	253,474	3,058	1,279	154,752		(D )	16,024
Goodhue	76,158	64,230	222,929	317,610	1,209	3,119	(D	)	54,832	13,894
Houston	51,241	53,631	71,353	87,472	145	507	(D	)	0	3,813
Mower	23,586	24,697	323,039	590,327	613	653	21		0	19,773
Olmsted	48,796	48,204	81,656	125,814	1,683	576	(D	)	0	12,334
Wabasha	64,406	58,627	54,748	79,084	(D )	44,801	58		63	8,142
Winona	83,340	80,824	93,543	115,189	999	1,182	(D	)	0	5,571
Waseca	13,636	12,329	298,946	580,927	0	590	0		0	12,202

(D):	Not disclosed.
Table 9: Wisconsin County Livestock & Poultry Numbers

			Hogs	Hogs	Broilers	Broilers	Turkeys	Turkeys
	Cattle	Cattle	Sold	Sold	Sold	Sold	Sold	Sold	Balance
	1997	2002	1997	2002	1997	2002	1997	2002	2002
Buffalo	66,872	63,562	16,605	9,832	8,899,830	12,187,100	125,060	184,090	2,013
La Crosse	36,769	31,550	47,000	42,934	476	126,470	57	44	1,725
Trempealeau	70,541	62,976	18,419	13,454	17,291,567	19,126,486	(D )	0	2,600
Crawford	42,075	38,152	17,314	21,564	1,305	991	16	67	1,225
Vernon	84,850	74,605	16,476	4,165	26,726	25,096	78	322	1,796
Monroe	73,175	72,375	6,258	3,605	60,419	74,180	(D )	125	1,585
Richland	51,757	44,982	51,010	49,645	0	1,371	178	127	619
Iowa	94,056	82,043	53,562	42,396	5,933	4500	20	26	2,341
Grant	173,988	163,392	(D )	25					10,702

(D):	Not disclosed.

In Table 10 and 11, we provide detail on each county’s (column 1) corn balance after local feed needs are met (column 2). Column (3) indicates the capacity of any ethanol plants operating or scheduled for development. Columns 4 through 5 give the net balance after local feed needs and ethanol demand is satisfied at the 30, 50 and 100 mile radius levels. Finally, column 7 indicates the approximate driving distance from a centrally-located town in each country from the New Hampton site. The high-lighted counties in columns 6 and 7 are those which are most likely to provide corn to the plant. Note that at the 50-mile radius (column 5), Iowa counties Chickasaw through Clayton have an excess of approximately 77.6 million bushels. The same approach at the 100-mile radius indicates counties Chickasaw through Tama have a net balance of approximately 138 million bushels, extending up to a distance of about 75 miles from the plant.
Table 10: Iowa County Corn Balance: 30, 50 & 100 Mile Radius

(1)	(2)	(3)	(4)	(5)	(6)	(7)
		Ethanol		Net Balance		County
County	Balance	Plant (mgpy)	30	50	100	Distance
Chickasaw	12,969		12,969	12,969	12,969	0
Floyd	14,927	100	(25,096)	(22,110)	(22,110)	19
Howard	11,073		9,966	11,073	11,073	28
Bremer	13,576		13,576	13,576	13,576	32
Winneshiek	11,071		4,429	11,071	11,071	38
Mitchell	12,347	50	(14,197)	(6,171)	(6,171)	41
Fayette	18,049		9,024	18,049	18,049	42
Black Hawk	17,151		0	15,436	17,151	44
Butler	17,142		4,285	17,142	17,142	51
Allamakee	3,826			1,913	3,826	54
Clayton	11,631			4,652	11,631	57
Cerro Gordo	21,150	100			(15,887)	61
Buchanan	18,557	100			(18,480)	68
Benton	24,691	6			22,469	70
Grundy	20,952				20,952	71
Franklin	19,088				19,088	72
Tama	21,504				21,504	75
Worth	15,040	55			(5,331)	80
Winnebago	15,810				15,810	89
Hardin	10,380	65			(13,694)	89

(1)	(2)	(3)	(4)	(5)	(6)	(7)
		Ethanol		Net Balance		County
County	Balance	Plant (mgpy)	30	50	100	Distance
Delaware	16,020	2			15,279	90
Linn	18,890	200			(55,184)	96
Marshall	18,351				18,351	104
Dubuque	9,459				9,459	108
Poweshiek	16,749				13,399	108
Wright	18,853	50			334	113
Hamilton	15,779	60			(6,443)	117
Kossuth	36,723	100			(15,003)	120
Johnson	12,160				4,864	120
Jones	16,235				14,612	122
Humboldt	16,351				9,811	123
Jasper	19,657				7,863	127
Hancock	20,250				20,250	129
Cedar	19,962				2,994	136
Iowa	13,013				9,109	137
Webster	26,103	220			(71,040)	142
Story	23,141	50			(5)	144
Jackson	7,357				1,839	149
Polk	13,301				13,301	157
Boone	21,077				3,162	160
Total			14,956	77,599	131,587
			14,956	77,599	137,851

Table 11: Minnesota and Wisconsin County Corn Balance: 30, 50 and 100-mile Radius

(1)	(2)	(3)	(4)	(5)	(6)	(7)
		Ethanol		Net Balance		County
County	Balance	Plant (mgpy)	30	50	100	Distance
Minnesota
Fillmore	16,024	40	0	0	1,210	59
Mower	19,773		0	0	19,773	61
Olmsted	12,334		0	0	12,334	74
Houston	3,813		0	0	3,813	77
Dodge	11,443	36	0	0	-1,890	89
Freeborn	20,690	40	0	0	5,876	100
Wabasha	8,142		0	0	8,142	101
Winona	5,571		0	0	5,571	101
Goodhue	13,894		0	0	13,894	106
Faribault	24,961	44	0	0	8,665	125
Steele	11,686		0	0	11,686	127
Waseca	12,202	100	0	0	-24,835	140
Rice	7,589		0	0	7,589	142
Total					33,317
Wisconsin
Crawford	1,225		0	0	1,225	97
Grant	10,702		0	0	10,702	99
Vernon	1,796		0	0	1,796	122
Buffalo	2,013		0	0	2,013	134
Richland	619		0	0	619	134
Iowa	2,341		0	0	2,341	134
La Crosse	1,725		0	0	1,725	141
Trempealeau	2,600		0	0	2,600	162
Total					0
Summary
Iowa			14,956	77,599	137,851
Minnesota			0	0	33,317
Wisconsin			0	0	0
Total-All			14,956	77,599	171,168
The tables indicate that once local feed and existing/planned ethanol demand is taken into account, the 30-mile radius leaves a balance of 15 million bushels, all of which is derived from area Iowa counties. At the 50-mile radius, approximately 78 million bushels of corn is available to the proposed site, all of which is again sourced from Iowa counties. At the 100-mile radius, an estimated 171 million bushels of corn is available, with 137.9 million derived from Iowa counties and the balance of 33.3 million sourced from Minnesota. No Wisconsin corn is assumed in the analysis.
Based on the above analysis and discussions with knowledgeable merchandising personnel, a draw or grain origination area approaching 75 miles is not considered unusual for the Iowa and Minnesota area. This is largely the result of a generally good highway system; limited rail availability and the uncompetitive nature of rail versus truck movement over this distance. Table 12 presents a summary of the region’s estimated corn balance. Some key points:
•	Combined production for Iowa and Minnesota counties included in the area is 435 million bushels. This is based on average production for the 1999-2004 period. Iowa counties account for 363 million, or 84% of the total. Minnesota counties produce an estimated 71 million, or 16% of the total;

•	In recent years, carry-over stocks have averaged about 21.5% of production. Adding this relationship into the equation gives estimated beginning corn stocks for the region of 93.4 million bushels;

•	Local corn supply is therefore, 528 million bushels;

•	From the analysis completed above, annual feed use approximately 113 million bushels;

•	Current, expanding and planned ethanol consumption is expected to consume 147 million bushels of corn within the current trade area;

•	Local feed/ethanol corn demand is therefore, 259 million bushels.

•	With average ending stocks of 93 million bushels, the implied export total is approximately 175 million bushels;

•	The “average” ending stocks to use ratio is currently estimated at 21.5%.
In developing an estimate of the potential basis impact of additional ethanol demand from the proposed plant, historical Iowa processor (Cedar Rapids) corn bids for the 1990 through 2004 crop years were analyzed along with quarterly Iowa stock levels. From each stock report, an implied usage figure for the preceding quarter was computed. This allowed an estimation of quarterly corn disappearance for the September-October-November, December-January-February, March-April-May and June-July-August periods. From this it then possible to compute balance of the year consumption levels corresponding to the start of each of the above periods. For example, with September 1 stocks of 25 mbu and production of 100 mbu, available September 1 supply (stocks) are 125 million bushels. If use during the September –August period is 100 million bushels, then the September 1 “Stocks to Balance of the Year Use Ratio” is 125/100 = 1.25. Similar balance of the year analyses were completed for December 1, March 1 and June 1. The higher ratio, the more available supply exceeds demand (and therefore, a lower basis) while a lower ratio brings supply more in balance with demand (therefore, a higher ratio).
Historical Iowa stocks to (balance of the year) use ratios along with the average monthly October Cedar Rapids corn basis are shown below as well as results from the regression analysis. The findings indicate for the years shown, there is a 77% R-squared relationship between September 1 Iowa supply/use levels and Cedar Rapids basis values. For the years analyzed, the “average” September 1 stocks/use ratio was 1.26. During October, Cedar Rapids corn bids averaged -11.45 under the December corn option.

	Sep	Oct
	Stx/Use	CR Basis
91	1.22	(11.40)
93	1.21	(10.57)
94	1.34	(13.81)
96	1.18	(5.47)
97	1.26	(8.87)
98	1.37	(19.52)
00	1.38	(15.50)
01	1.29	(15.26)
02	1.20	(7.00)
03	1.16	(6.09)
04	1.32	(12.43)

Ave	1.26	-11.45

Regression Output:
Constant	50.9795

Std Err of Y Est	2.2052

R Squared	0.7748
No. of Observations	11
Degrees of Freedom	9

X Coefficient(s)	(49.3518)

Std Err of Coef.	8.8689
We then developed the following local “supply and demand” table, as outlined earlier and included the impact on regional use of either a 50 mgpy or 100 mpgy ethanol plant at New Hampton. Using a 2.7 conversion ratio, the former plant would consume approximately 18.5 million bushels of local supply and the larger plant, 37 million bushels. The smaller plant changes the local beginning stocks-to-use ratio from 1.215:1, to 1.1653:1 while the larger plant reduces the ratio still further, to 1.1195:1.

Using the regression equation: constant + stx/use coefficient X stx/use = estimated basis one gets the following:

50 MGPY Plant:
50.979 + (49.3518) X 1.1653 = -6.53

100 MGPY Plant:
50.979 + (49.3518) X 1.1195 = -4.27.
Therefore, a 50 million gallon per year plant is expected to increase area processor basis levels from an average -11.45 CZ to -6.53 CZ, a gain of nearly 5 cents. A 100 million gallon per year plant is forecast to increase values to -4.27 CZ, or an increase of nearly 7 1/4 cents. Using an average 1994-2004 crop year average price of $2.27 per bushel, the new expected prices become $2.32 and $2.34 per bushel, respectively.
Table 12: Iowa/Minnesota Corn Summary—75 Mile Draw

	Current	50 MGPY	100 MGPY
Beg Stx	93,385	93,385	93,385
Prod	434,353	434,353	434,353
Supply	527,738	527,738	527,738
Feed	112,706	112,706	112,706
Ethanol Use	146,667	165,186	183,704
Local	259,373	277,892	296,410
Exports	174,980	174,980	174,980
End Stx	93,385	74,866	56,348
End Stx/Use	21.5%	16.5%	12.0%
Beg Stx/Use	1.2150	1.1653	1.1195

Ave Basis	-11.45	-6.53	-4.27

Iowa 94-04	$2.27	$2.32	$2.34
Yield Note
Constant corn yields are an implicit assumption in the above analysis. However, as the chart below shows, U.S. corn yields have been on the upswing of late, rising from an average of around 120 bushels per acre during the 3-year period represented by crop years 1900 through 1992 to 150+ per acre in the past three years. On a harvested acre basis, ethanol use has risen from an average of 5.6 bushels per acre during the earlier period, to 18.5 bpa in the latter period with 21+ bushels per acre required to meet estimated ethanol demand in the 2005/06 crop year.

Similarly, total corn use per harvested acre has increased by 28 bushels per acre, which is slightly below the 30.8 per bushel increase in yield realized for the period described. Thus, while a 5 to 7 cent gain in basis levels is forecast, this is likely to buffered should seed technology continue to boost yields.
DDG Prices
Part of this assignment included estimating the impact of expanded ethanol production on the price of distillers dried grains. Table 13 below provides relevant information on (1) annual ethanol grind (millions of bushels; (2) average U.S. producer corn prices; (3) average distiller grain prices, fob Lawrenceburg, Indiana; (4) average 48% soybean meal prices, fob Decatur, Illinois; (5) the spread per pound between soybean meal and DDG prices; and (6) the same spread between Distillers Dried Grain prices and corn prices, on a per pound basis.
Table 13: Historical/Forecasted Feed Prices

	Ethanol	Ave	DDG's	48%	SBM/DDG	DDG/Corn
Crop Year	Grind	Corn	Lawrence	Dctr SBM	Per lb	Per lb
90	349	$2.28	$124.88	$181.38	$0.0283	$0.0217
91	398	$2.37	$122.81	$189.21	$0.0332	$0.0191
92	426	$2.07	$122.02	$193.75	$0.0359	$0.0240
93	458	$2.50	$123.47	$192.86	$0.0347	$0.0171
94	533	$2.26	$106.69	$162.55	$0.0279	$0.0130
95	396	$3.24	$152.90	$235.92	$0.0415	$0.0186
96	429	$2.71	$141.59	$270.90	$0.0647	$0.0224
97	481	$2.43	$107.78	$185.28	$0.0388	$0.0105
98	526	$1.94	$84.92	$138.55	$0.0268	$0.0078
99	566	$1.82	$80.90	$167.70	$0.0434	$0.0080
00	628	$1.85	$80.57	$173.60	$0.0465	$0.0072
01	706	$1.97	$77.27	$167.60	$0.0452	$0.0035
02	996	$2.32	$86.62	$181.60	$0.0475	$0.0019
03	1,168	$2.42	$114.03	$256.05	$0.0710	$0.0138
04	1,323	$2.06	$76.38	$182.89	$0.0533	$0.0014
05	1,575	$1.80	$68.29	$180.00	$0.0559	$0.0020
Forecast
06	1,600	$2.15	$71.52	$155.00	$0.0417	($0.0026)
07	1,625	$2.25	$75.09	$163.00	$0.0440	($0.0022)
08	1,650	$2.35	$78.66	$176.50	$0.0489	($0.0018)
09	1,675	$2.40	$80.45	$185.00	$0.0523	($0.0018)
10	1,700	$2.45	$82.23	$183.50	$0.0506	($0.0018)
11	1,725	$2.45	$82.23	$182.50	$0.0501	($0.0022)
12	1,750	$2.45	$82.23	$181.50	$0.0496	($0.0025)
13	1,775	$2.45	$82.23	$177.00	$0.0474	($0.0029)
14	1,800	$2.45	$82.23	$176.00	$0.0469	($0.0033)
Also shown in the table are USDA baseline corn and soybean meal price projections for crop years 2006 through 2014. The USDA has also forecast corn consumption by category through 2014 but the growth in ethanol production has out-paced the early year estimates. Because of this, the USDA’s 08/09 ethanol use forecast of 1.6 bbu has been moved ahead to the 2006 crop year and then increased at the rate of 25 mbu per year. However, this past August, the new energy law was passed which requires ethanol production to nearly double to 7.5 billion gallons a year by 2012. The Environmental Protection Agency expects the U.S. oil industry will meet the EPA’s new standard that requires 2.78 percent of gasoline sold next year to be renewable fuel, such as ethanol. As a result, the above projections appear conservative.
From the above, the following analyses were completed:

•	Average farm corn price compared to Lawrenceburg DDG prices;

•	DDG prices compared to Decatur soybean meal prices;

•	Corn prices were found to have a closer correction with DDG prices than soybean meal;

•	Next, an analysis was made of the spread between corn and DDG prices versus annual ethanol grind and average corn prices;

•	We next assumed the USDA’s projections through 2014 for corn and soybean meal prices were valid;

•	Using the USDA’s corn price and ethanol forecasts, we then projected expected DDG price levels through 2014.
DDG prices are expected to range between $71.50 and $82.25 per ton for the forecast period. As a result of rising production, the forecast suggests DDG’s will be priced a slight discount to corn, continuing a trend which has largely been in place since the early 90’s.

Larry Shonkwiler
Market Analyst
FCStone, LLC
January 3, 2006